

October 3, 2013

<u>Via E-Mail</u>
Mr. Kenneth J. Yonika
Chief Financial Officer
Capital Group Holdings, Inc.
16624 North 90th Street, Suite 200
Scottsdale, AZ 85260

Re: Capital Group Holdings, Inc.
Item 4.02 Form 8-K
Filed October 1, 2013
File No.   000-17064

Dear Mr. Yonika:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by providing the requested information and amending your filing or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

1. You disclose that you have determined that your consolidated financial statements for the fiscal years ended June 30, 2012, 2011 and 2010, as well as the quarters therein, and the quarters ended March 31, 2013, December 31, 2012 and September 30, 2012 (collectively, the "Relevant Periods") should no longer be relied upon because of certain accounting errors, as disclosed. Please revise your disclosure to clearly state the date on which you determined that investors should no longer rely upon your financial statements for the specified periods.

2. Clarify your statement that you determined that your financial statement for the Relevant Periods should no longer be relied upon after discussions with "independent registered public accounting firm professionals. "   It appears that you have not appointed a new independent registered public accounting firm subsequent to the September 4, 2013 resignation of your former auditor, Semple, Marchel and Cooper, LLP.

3. Clarify which amended Forms 10-K and 10-Q you intend to file, that is, whether you will amend your Form 10-K for the period ended June 30, 2012 and Forms 10-Q for the periods ended September 30, 2012, December 31, 2012 and March 31, 2013. Specify whether you are planning to revise your conclusions related to the effectiveness of your internal control over financial reporting and the effectiveness of your disclosure controls and procedures as applicable. It appears that your original disclosures should be modified or supplemented to include any other material information that is necessary for such disclosures not to be misleading in light of the restatements.

4. Please provide us with an estimated time-frame as to when you intend to file the Form 10-K/A for the period ended June 30, 2012 and the Forms 10-Q/A for the periods ended September 30, 2012, December 31, 2012 and March 31, 2013.

5. We note your disclosure in the second paragraph that you had provided preliminary estimated amounts of the adjustments to correct the accounting errors. However, we cannot locate the amounts in the filings. Please advise us or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Ibolya Ignat, Staff Accountant at (202) 551-3656.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief